Exhibit 99.2

Pinduoduo Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

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Proxy Statement for Extraordinary General Meeting (or any adjournment thereof)
held via live webcast and teleconference on September 29, 2021 at 9:00 a.m., China Standard Time, or on
September 28, 2021 at 9:00 p.m., U.S. Eastern Time

Introduction

This proxy statement is furnished in connection with the solicitation by the board of directors (the “Board”) of Pinduoduo Inc. (the “Company”) of proxies for the extraordinary general meeting of the Company (the “EGM”) to be held via live webcast and teleconference on September 29, 2021 at 9:00 a.m., China Standard Time, or on September 28, 2021 at 9:00 p.m., U.S. Eastern Time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

Under the Company’s Articles of Association, only holders of record of the ordinary shares of the Company (the “Ordinary Shares”) at the close of business on September 1, 2021, China Standard Time (the “Record Date”), are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the EGM. Holders of American Depository Shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depository of the ADSs (the “Depository”), and representing our Ordinary Shares are not entitled to attend or vote at the EGM. Instead, holders of ADSs as of the Record Date will need to instruct the Depository as to how to vote the Company’s ordinary shares represented by the ADSs.

This proxy statement and the accompanying Notice of Extraordinary General Meeting are first being sent to holders of Ordinary Shares on or about September 1, 2021. Holders of Ordinary Shares will receive an instruction on access to the EGM together with this proxy statement.

Quorum

The quorum of the EGM is one or more holders of Ordinary Shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all Ordinary Shares in issue and entitled to vote at the meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Voting by Holders of Ordinary Shares

Holders of record of the Ordinary Shares shall vote by proxy forms. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form no less than 24 hours before the time appointed for the holding of the EGM, the Ordinary Shares they represent will be voted by the proxy holder at the meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs, only the Depository may vote those Ordinary Shares at the EGM.

We have requested the Depository to distribute to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depository will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), the Depository will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depository in a timely manner, in which case the Ordinary Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes.

If an ADS Voting Card is missing voting instructions, the Depository shall deem the holder of the ADSs in question to have instructed it to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the meeting, the Depository shall deem the holder of the ADSs in question to have instructed it to abstain from voting on such issue.

If no timely instructions are received by the Depository from a holder of ADSs by 10:00 a.m. September 23, 2021 (U.S. Eastern Time), the Depository will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed the Depository that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, may be revoked: (a) for holders of ADSs, by submitting a written notice of revocation or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the Depositary, no later than 10:00 a.m. September 23, 2021 (U.S. Eastern Time) or (b) for holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no less than 24 hours before the time appointed for the holding of the EGM or at any adjournment thereof.

Proposal

APPROVAL of The 10 billion agriculture initiative

At the EGM, shareholders will be asked to approve the 10 Billion Agriculture Initiative (the “Initiative”), which was approved by the Board on August 23, 2021. Details of the 10 Billion Agriculture Initiative are set forth below:

1.	Purpose

The Company is China’s largest agricultural platform. In 2020, the Company recorded more than 270 billion yuan ($42 billion) in agriculture-related GMV, representing more than 16% of total GMV.

The Company has made improving agriculture and helping rural communities a core part of its strategy since the very beginning. The Company’s agriculture-related initiatives include improving downstream market access for farmers and helping them to build brands, training younger talent to set up agri-businesses, revamping midstream logistics infrastructure to reduce waste, lower costs and speed up the delivery of agricultural food products. The Company also works with industry partners and universities to develop and implement upstream technology to increase agricultural productivity. To help farmers sell better, the Company is promoting high-quality produce from more than 400 growing regions as part of its annual harvest festival, including specialties from 100 of China’s geographical indications.

To face and address critical needs in the agricultural sector and rural areas, we propose to launch a dedicated “10 Billion Agriculture Initiative”.

2.	Scope

The Initiative would not be driven by profit or commercial goals, but strive to facilitate the advancement of agritech, promote digital inclusion, and provide agritech talents and workers with greater motivation and a sense of achievement.

The Initiative will be overseen by Chairman and CEO, Lei Chen.

3.	Source of Funding

Profits from the second quarter of 2021 and any potential profits in future quarters would be allocated to the Initiative until the total 10 billion yuan commitment is fulfilled.

4.	Impact on the Company

The Initiative will clearly impact the short-term earnings per share for shareholders. We believe that the Initiative would benefit the Company in the long run.

The Board recommends that shareholders vote FOR the APPROVAL of the 10 Billion Agriculture Initiative.